[redacted]

05010167

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

July 27, 2005

File No. 82 - 3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	July 27, 2005	Unaudited Financial Results for the quarter ended June 30, 2005
2	Circular issued by the Securities and Exchange Board of India	July 27, 2005	Secretarial Audit Report for the quarter ended June 30, 2005, Flood at Patalganga Manufacturing facility; Appointment of Independent Director

Buyback Scheme Closure.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

PROCESSED
AUG 0 [illegible] 2005
THOMSON
FINANCIAL

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED

July 27, 2005

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended June 30, 2005.

In continuation of our letter dated July 16, 2005, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter ended June 30, 2005, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

NSEIL
29 JUL 2005
Contents not Verified

Meeting of the Board of Directors of the Company held on 27th July 2005

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2005

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2005	2004	2005 (Audited)
1.	Turnover	19,884	15,746	73,164
	Less: Excise Duty Recovered on Sales	2,100	1,466	7,113
	Net Turnover	**17,784**	**14,280**	**66,051**
2.	Other Income	194	347	1,450
3.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	(1,490)	(794)	524
	(b) Consumption of raw materials	13,540	10,504	45,932
	(c) Staff cost	253	178	846
	(d) Other expenditure	1,915	1,587	5,937
4.	Interest	237	468	1,469
5.	Depreciation	791	916	3,724
6.	**Profit before tax**	**2,732**	**1,768**	**9,069**
7.	Provision for Current Tax (including Fringe Benefit tax)	246	131	705
8.	Provision for Deferred Tax	176	200	792
9.	**Net Profit**	**2,310**	**1437**	**7,572**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,396	1,394
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	36,280
14.	**Earnings per share (of Rs. 10)**			
	Basic	16.6	10.3	54.2
	Diluted	16.6	10.3	54.2

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 11 crores (US$ 3 million) for the quarter ended 30th June 2005 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the quarter.**
3. Provision for Current Tax includes, Provision for Fringe Benefit Tax of Rs 5 crores (US$ 1 million) (Previous Year Rs NIL)
4. There were no investors' complaints pending as on April 1, 2005. All the 1,408 complaints received during the first quarter were resolved and no complaints were outstanding as on 30th June 2005.
5. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended June 30, 2005.
6. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 27th July 2005 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2005

Rs. Crores

Sr. No		Quarter Ended 30th June				Year Ended 31st March	
		2005		2004		2005 (Audited)	
1.	**Segment Revenue**						
	- Petrochemicals	6,670		6,467		29,745	
	- Refining	16,095		12,100		51,700	
	- Others	413		510		2,623	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**23,178**		**19,077**		**84,068**	
	Less: Inter Segment Transfers	**3,294**		**3,331**		**10,358**	
	Turnover	**19,884**		**15,746**		**73,710**	
	Less: Excise Duty Recovered on Sales	2,100		1,466		7,113	
	Net Turnover		**17,784**		**14,280**		**66,597**
2.	**Segment Results**						
	- Petrochemicals	**882**		**886**		**3,762**	
	- Refining	**1,788**		**1,114**		**5,521**	
	- Others	**219**		**269**		**1,192**	
	Total Segment Profit before Interest and Tax		**2,889**		**2,269**		**10,475**
	(i) Interest Expense		(237)		(468)		(1,474)
	(ii) Interest Income		143		65		369
	(iii) Other Unallocable Income Net of Expenditure		(63)		(98)		(245)
	Profit before Tax		**2,732**		**1,768**		**9,125**
	(i) Provision for Current Tax		(246)		(131)		(705)
	(ii) Provision for Deferred Tax		(176)		(200)		(792)
	Profit after Tax		**2,310**		**1,437**		**7,628**
3.	**Capital Employed**						
	- Petrochemicals		9,023		11,049		9,576
	- Refining		22,204		23,396		22,636
	- Others		16,920		12,327		16,282
	- Unallocated Corporate		16,662		15,128		15,684
	Total Capital Employed		**64,808**		**61,900**		**64,178**

Notes to Segment Information for the quarter ended June 30, 2005:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, conducted mainly through investment in associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication
      - Power
      - Finance and Risk management

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2005 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

July 27, 2005

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

July 27, 2005

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri Chirag Sodawaterwalla,
DCS - Listing

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001

Dear Sir,

Re: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended June 30, 2005, in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e., July 27, 2005.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 2287 1099 / 5639 1101 (3 LINES) VBH - 2287 1806 • FAX : 2285 6237
63, FREE PRESS HOUSE, 6TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-5639 1103 / 5639 1105 • FAX : 91-22-5639 1105
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

Ref.No.MS-147/H-669/BB

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

Dear Sir,

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2005**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 30325211 Fax No : 022 - 30325110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai 3. The Calcutta Stock Exchange Association Limited, Kolkata

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 35 08 041	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	139 35 08 041	100.000
12	Held in dematerialised form in CDSL	9 54 64 538	06.850
13	Held in dematerialised form in NSDL	121 25 86 495	87.017
14	Physical	8 54 57 008	06.133
15	Total No. of Shares (12+13+14)	139 35 08 041	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) YES
if not, updated upto which date NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	50	2 981	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	18	687	Delay in receipt of Physical DRF & Share Certificates from DP
	372	22 761	Processed Under NOL
	147	16 725	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**587**	**43 154**	
Pending for more than 21 days	13	541	Non - receipt of Physical DRF & Share Certificates from DP
	2	168	Delay in receipt of Physical DRF & Share Certificates from DP and being processed under NOL.
Total	**15**	**709**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 30325307
Fax No : 022 - 30325081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
63, Free Press House
215, Nariman Point
Mumbai - 400 021
Tel.: 022 56391103 / 022
Fax.: 022 56391105

24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Mumbai
Date : 8th July 2005

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

THE STOCK EXCHANGE MUMBAI ... CONTENTS NOT VERIFIED

July 27, 2005

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn. Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 2037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Attn. Shri Hari
Fax No.2659 8237 / 2659 8238

The Secretary
The Calcutta Stock Exchange Association Limited
7, Llyons Range
Kolkata 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sir,

Sub : Patalganga manufacturing facility

We wish to inform you that the Patalganga manufacturing facility of the company has been shut down in a safe manner due to the flood situation.

The company is taking all necessary steps to restart the plants at the earliest in a safe manner.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED,

Vinod Ambani
President & Company Secretary

NSEIL
29 JUL 2005
Contents not Verified

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

July 27, 2005

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

29/7

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Limited
7, Llyons Range
Kolkata 700 001

Dear Sir,

Sub: Appointment of Independent Director

The Board of Directors of the Company at its meeting held today appointed Shri Dipak C. Jain, Dean, Kellog School of Management, North Western University, Evanston, Illinois, 60208, as an Additional and Independent Director on the Board of Directors of the Company effective August 04, 2005.

This is for your information and records.

Thanking you,

Yours faithfully,
For Reliance Industries Ltd.

Vinod M. Ambani
President and Company Secretary

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

July 27, 2005

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Fax No. 2272 3121/ 2272 2037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Fax No. 2659 8237/ 2659 8232

Sir,

Sub: Buy Back of Equity Shares

The Board of Directors of the Company at its meeting held today have decided that the Buy Back of equity shares in the open market through stock exchanges, made pursuant to Public Announcement dated December 28, 2004, be closed from the end of business hours on August 2, 2005.

This is for your information and records.

Thanking you,

For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

cc: Calcutta Stock Exchange Association Limited